December 19, 2024

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance,
Office of Technology
Morgan Youngwood and Stephen Krikorian

VIA EDGAR

Re: Stratasys Ltd.
Form 20-F for the fiscal year ended December 31, 2023
Filed March 11, 2024
Form 6-K
Furnished on November 13, 2024
File No. 001-35751

Dear Sirs:

We hereby request additional time—until January 10, 2025—to respond to the comments of the staff of the Securities and Exchange Commission concerning the above-referenced filings that were provided to the Company by the Staff in its letter dated December 17, 2024.

Sincerely,

/s/ Eitan Zamir
Chief Financial Officer
Stratasys Ltd.

cc: Yoav Zeif, Chief Executive Officer
Vered Ben Jacob, Chief Legal Officer
(Stratasys Ltd.)